Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Hoth Therapeutics, Inc. (“the Company”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.0001 per share (the “Common Stock”).

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. The Company encourages you to read its Articles of Incorporation, Bylaws, and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Capital Shares

The Company’s authorized capital shares consist of 75,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), of which 5,000,000 shares of Preferred Stock have been designated as Series A Convertible Preferred Stock, $0.0001 par value per share. As of December 31, 2021, there were 23,974,546 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Voting Rights

Holders of the Company’s Common Stock are entitled to one vote per share on all matters voted on by the Company’s shareholders, including the election of directors. The Company’s Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of the Company’s Common Stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the Company’s board of directors.

Liquidation Rights

If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of the Company’s Articles of Incorporation and Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Articles of Incorporation, Bylaws and relevant provisions of the Nevada Revised Statutes.

Board of Directors Vacancies

The Company’s Bylaws authorize only its board of directors to fill vacant directorships. In addition, the number of directors constituting the Company’s board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Shareholders

The Company’s Bylaws provide that special meetings of its shareholders may be called by the president of the Company, the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company’s Bylaws provide that shareholders seeking to bring business before its annual meeting of shareholders, or to nominate candidates for election as directors at its annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to the secretary at the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude the Company’s shareholders from bringing matters before its annual meeting of shareholders or from making nominations for directors at its annual meeting of shareholders.

Authorized but Unissued Share

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The Company’s Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii)  any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company’s Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other corporations’ bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in the Company’s Bylaws is inapplicable or unenforceable.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Continental Stock Transfer & Trust Company whose address is 1 State Street, 30th Floor, New York , NY 10004.

Listing

The Company’s Common Stock is listed on The Nasdaq Capital Market under the symbol “HOTH.”